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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credit Agricole Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Gerold 212-261-3866
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square, New York, New York 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Jean-Francois Deroche and Maria Gerold, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Credit Agricole Securities (USA) Inc., for the year ended December 31, 2013, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Donna Meiners

Notary Public

DONNA MEINERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6089091
Qualified in New York County
My Commission Expires March 17, 2015

Signature

CEO

Title

Maria Gerold

Signature

CFO

Title

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath of Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Crédit Agricole Securities (USA) Inc.
SEC I.D. No. 8-13753
Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Building a better working world

Crédit Agricole Securities (USA) Inc.

Statement of Financial Condition

Year Ended December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Crédit Agricole Securities (USA) Inc.

We have audited the accompanying statement of financial condition of Crédit Agricole Securities (USA) Inc. (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better
working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crédit Agricole Securities (USA) Inc. as of December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2014

Crédit Agricole Securities (USA) Inc.

Statement of Financial Condition

December 31, 2013
(Dollars in Thousands)

Assets		
Cash at bank	$	11,253
Financial instruments owned, at fair value		227,176
Securities purchased under agreements to resell		1,464,423
Securities borrowed		116,053
Receivables from brokers, dealers and clearing organizations		203,208
Receivables from customers		21,955
Receivables from non-customers		652
Other assets		54,638
Total assets	$	2,099,358
Liabilities and stockholder's equity		
Liabilities:		
Short-term bank loans	$	70,000
Financial instruments sold, not yet purchased, at fair value		141,546
Securities sold under agreements to repurchase		1,180,150
Payables to brokers, dealers, and clearing organizations		46,295
Payables to customers		7,986
Payables to non-customers		1,608
Other liabilities and accrued expenses		67,572
		1,515,157
Liabilities subordinated to claims of general creditors		360,000
Stockholder's equity:		
Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding)		10
Additional paid-in capital		243,794
Accumulated deficit		(16,084)
Accumulated other comprehensive loss		(3,519)
Total stockholder's equity		224,201
Total liabilities and stockholder's equity	$	2,099,358

See notes to statement of financial condition.

(Dollars in Thousands)

1. Organization

Crédit Agricole Securities (USA) Inc. (the Company) is a direct, wholly owned subsidiary of Crédit Agricole Global Partners, Inc. (the Parent), which is an indirect, wholly owned subsidiary of Crédit Agricole S.A. The Company is a registered securities broker and dealer under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA), and is registered with the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company is also a member of the New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc., American Stock Exchange, and the National Futures Association (NFA).

In its capacity as a securities broker-dealer, the Company provides its clients securities lending, brokerage, investment banking, custody, execution and clearance, and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions, including fund managers, banks, and securities broker-dealers. The Company also engages in trading activities in the equity and fixed income markets.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

During 2012, Credit Agricole Corporate and Investment Bank, a wholly-owned subsidiary of Crédit Agricole S.A., entered into a binding master purchase agreement to sell its worldwide equities business focused on the Asian marketplace. Included in the assets sold were the sales and trading activities in the equity markets that are operated within the Company. To facilitate the requirements within the master purchase agreement, the Company created a wholly-owned subsidiary, CLSA Americas LLC. As of December 31, 2012, the Company had capitalized CLSA Americas LLC with $5,000 of capital. On February 7, 2013, the Company contributed an additional $70,000. The entity was granted membership by FINRA in February 2013. It was sold on July 31, 2013, for $77,150 in cash.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (U.S. GAAP) and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Customer Facilitation Activities

The Company's customer activities involve the execution, settlement, and financing of various securities transactions on either a cash or margin basis. In margin transactions, the Company extends credit, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customer securities transactions are recorded on a settlement date basis.

Cash at Bank

Cash at bank is maintained with two financial institutions, one held with an affiliate, Crédit Agricole Corporate and Investment Bank New York Branch, in the amount of $11,243, and the other with The Bank of NY Mellon in the amount of $10.

Financial Instruments Owned/Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased are recorded at fair value.

Securities transactions in regular-way trades are recorded on trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Company defines fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements* (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

ASC 820 establishes a hierarchy for inputs used in measuring fair value into three broad levels that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

- Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 – Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly in active markets. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.
- Level 3 – Inputs are unobservable inputs for assets or liabilities and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Securities Borrowing Activities

Securities borrowed transactions are recorded on a settlement date basis at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the fair value of securities borrowed on a daily basis with additional daily collateral being obtained or refunded as necessary.

2. Summary of Significant Accounting Policies (continued)

Reverse Repurchase and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements), or securities sold under agreements to repurchase (repurchase agreements), are treated as collateralized financing transactions except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable rate. Reverse repurchase and repurchase agreements are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession of securities with a fair value in excess of the principal amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements.

Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral from the counterparty, or to return excess collateral to counterparties, when appropriate.

Offsetting Assets and Liabilities

U.S.GAAP permits securities sold and purchased under repurchase agreements to be presented net when specified conditions are met, including the existence of a legally enforceable master netting agreement. The Company has not elected to net such balances even when the specified conditions are met and presents the balances gross on the statement of financial condition. The Company uses master netting agreements to mitigate counterparty credit risk in certain repurchase and reverse repurchase transactions. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due after expiration of any grace period). Upon the exercise of termination rights by the non-defaulting party, (i) all transactions are terminated, (ii) all transactions are valued and the positive value or "in the money" transactions are netted against the negative value or "out of the money" transactions, and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Upon exercise of repurchase agreement, (i) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

other and (ii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in or title transfer of securities or cash collateral/margin to the party that has the right to demand margin (the demanding party). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.

In December 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-11, Balance Sheet (ASC Topic 210), *Disclosures about Offsetting Assets and Liabilities* (ASU No. 2011-11). In January 2013, the FASB issued ASU No. 2013-01 (ASC Topic 210), *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* which clarifies the requirements of ASU No. 2011-11. This accounting guidance changes the disclosure requirements regarding the offsetting of assets and liabilities. It allows the users of the statement of financial condition to evaluate the effect or potential effect of netting arrangements on its financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. In January 2013, the FASB clarified that the scope of this guidance is limited to derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. Required disclosures include the gross and net amounts of the assets and liabilities, as well as the amounts of offset, and those amounts subject to a master netting agreement that management chooses not to offset. This is effective for periods beginning on or after January 1, 2013. The Company adopted ASU No. 2011-11 as of January 1, 2013. See Note 8 for additional information.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company records its income tax provision using the asset and liability method in accordance with ASC 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

Employee Benefit Plans

Defined Benefit Plans

The costs of the pension and other postretirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year-end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The fair value of plan assets is based on fair values generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on past compensation levels.

The assumed discount rate, in management's judgment, reflects the rates at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations and to calculate the service cost and interest cost. The assumed discount rate for each of the plans was selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under the Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other postretirement benefits when incurred.

Defined Contribution Plan

The Company's contribution to the defined contribution plan is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year.

3. Securities Segregated Under Federal Regulations

At December 31, 2013, the Company had segregated $25,646 of qualified securities for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. The qualified securities are securities purchased under agreement to resell, which are subject to a 2% haircut for regulatory reserve purposes.

In addition, at December 31, 2013, the Company had segregated $11,074 of qualified securities for the benefit of proprietary accounts of introducing brokers (PAIB). The qualified securities are securities purchased under agreements to resell, which are subject to a 2% haircut for regulatory reserve purposes.

In addition, securities with fair value of $159,462 that are purchased under agreements to resell are segregated for deposits at clearing organizations.

(Dollars in Thousands)

4. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2013, are as follows:

Receivables from brokers, dealers, and clearing organizations:	
Securities failed to deliver	$ 50,238
Clearing organizations	128,316
Other	24,654
	$ 203,208
Payables to brokers, dealers, and clearing organizations:	
Securities failed to receive	$ 46,295

5. Receivables from and Payables to Customers

Receivables from and payables to customers represent balances arising from cash transactions conducted on a receipt versus payment or delivery versus payment basis.

(Dollars in Thousands)

6. Fair Value Measurements

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts, which approximate fair value. Financial instruments recorded at contracted amounts approximating fair value consist largely of short-term receivables and payables, including securities borrowed, repurchase and reverse repurchase agreements, customer receivables and payables, receivables and payables from and to brokers, dealers, and clearing organizations, and certain other receivables and payables. The carrying amount of the liabilities subordinated to claims of general creditors approximated fair value at December 31, 2013. The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned, at fair value:				
Corporate debt securities	$ –	$ 197,616	$ –	$ 197,616
U.S. government obligations	9,883	–	–	9,883
Equity securities	12	–	–	12
Structured products	–	19,665	–	19,665
	$ 9,895	$ 217,281	$ –	$ 227,176
Foreign currency forward contract	$ –	$ 11	$ –	$ 11

	Level 1	Level 2	Level 3	Total
Liabilities				
Financial instruments sold, not yet purchased, at fair value:				
U.S. government obligations	$ 38,708	$ –	$ –	$ 38,708
Corporate debt securities	–	102,838	–	102,838
	$ 38,708	$ 102,838	$ –	$ 141,546

There were no transfers between Level 1, Level 2, or Level 3 of the fair value hierarchy for the Company during the year. The Company's policy is to recognize such transfers at year-end.

(Dollars in Thousands)

7. Securities Received as Collateral

At December 31, 2013, there were no firm-owned securities pledged to counterparties where the counterparty has the right, by the contract or custom, to sell or re-pledge. The Company has accepted collateral that it is permitted by contract or custom to sell or re-pledge. This collateral consists primarily of securities received in connection with securities borrowed and reverse repurchase agreements with financial institutions. The fair value of such collateral at December 31, 2013, is $1,572,432. In the normal course of business, this collateral is used by the Company to cover short sales and to provide securities lending to affiliates. At December 31, 2013, $1,190,283 of the above collateral has been delivered against securities sold short or re-pledged in securities lending transactions and repurchase agreements by the Company.

Securities borrowed have been presented on a gross basis on the statement of financial condition. There is no potential impact from netting as the Company no longer transacts in securities loaned that could offset securities borrowed.

The following table presents as of December 31, 2013, the gross and potential net reverse repurchase agreements. Reverse repurchase agreements have been presented on the statement of financial condition on a gross basis. The Company does have the ability to net certain of its repurchase agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement, and where the other relevant criteria have been met.

	Gross Asset Balance	Potential Amount Netted on the Statement of Financial Condition	Potential Net Asset Balance
Reverse repurchase agreements			
Reverse repurchase agreements with an appropriate legal opinion	$ 1,089,599	$ (121,173)	$ 968,426
Reverse repurchase agreements where an appropriate legal opinion has not been either sought or obtained	374,824	–	374,824
Total reverse repurchase agreements	$ 1,464,423	$ (121,173)	$ 1,343,250

(Dollars in Thousands)

8. Securities Received as Collateral (Continued)

The following table presents as of December 31, 2013, the gross and potential net repurchase agreements. Repurchase agreements have been presented on the statement of financial condition on a gross basis. The Company does have the ability to net certain of its repurchase agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement and where the other relevant criteria have been met.

	Gross Liability Balance	Potential Amount Netted on the Statement of Financial Condition	Potential Net Asset Balance
Repurchase agreements			
Repurchase agreements with an appropriate legal opinion	$ 474,585	$ (121,173)	$ 353,412
Repurchase agreements where an appropriate legal opinion has not been either sought or obtained	705,565	–	705,565
Total securities sold under agreements to resell	$ 1,180,150	$ (121,173)	$ 1,058,977

9. Related-Party Transactions

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company also enters into securities transactions and financing transactions with its affiliates. The receivables and payables to non-customers represent amounts due from and to Crédit Agricole S.A. in connection with its proprietary trading activities.

(Dollars in Thousands)

9. Related-Party Transactions (continued)

As of December 31, 2013, Parent and other affiliate-related balances included in the statement of financial condition consist of the following:

Assets:	
Cash at bank	$ 11,243
Financial instruments owned, at fair value	30,586
Securities purchased under agreements to resell	1,089,599
Securities borrowed	61,185
Receivables from brokers, dealers, and clearing organizations	47,268
Receivables from customers	753
Receivables from non-customers	649
Other assets	8,450
Total	$ 1,249,733
Liabilities:	
Short-term bank loans	$ 70,000
Financial instruments sold, not yet purchased, at fair value	13,835
Securities sold under agreements to repurchase	480,150
Payables to brokers, dealers, and clearing organizations	39,283
Payables to customers	207
Payables to non-customers	250
Other liabilities and accrued expenses	2,449
Total	$ 606,174
Liabilities subordinated to claims of general creditors	$ 360,000

The Company has two subordinated loans with its Parent in the amount of $360,000.

As of December 31, 2013, the Company had pledged $380,364 of securities to an affiliate to support a secured overnight facility. At December 31, 2013, the Company had no drawdowns of this facility.

The Company's tax liabilities are settled through its Parent.

(Dollars in Thousands)

10. Income Taxes

The Company is included in the consolidated federal tax return of its Parent.

As of December 31, 2013, the Company has a net deferred tax asset of $21,983 which is included within other assets in the statement of financial condition. The net deferred tax asset consists primarily of deferred pension accrual and deferred compensation. The 2013 net decrease to the deferred tax asset balance is $1,629. Such change was principally the result of 2012 return to provision adjustments, a decrease in accrued bonus, and recognition of deferred income.

The Company did not record a valuation allowance for the total deferred tax asset at December 31, 2013, as none was required.

As of and during the year ended December 31, 2013, the Company had a tax liability of $1,904 that is included in the other liabilities and accrued expenses in the accompanying statement of financial condition. Included in the December 31, 2013 tax liability is the recognition of an unrecognized tax benefit of $2,966 arising from uncertain filing positions taken in prior years. The Company believes that it is reasonably possible that the tax liability related to the uncertain filing position will be reduced in the coming years as a result of the conclusion of tax examinations.

Reserves for interest and penalties, if any, are included as accrued expenses and other liabilities in the statement of financial condition. As of December 31, 2013, the Company had $2,428 of accrued interest relating to uncertain tax positions included in other liabilities and accrued expenses.

As of December 31, 2013, the Company's tax years for 2006 through 2010 are under examination by one or more tax jurisdiction.

11. Commitments and Contingencies

The Company has various lawsuits pending which, in the opinion of management of the Company and outside counsel, will likely be resolved with no material adverse effect on the financial position of the Company.

(Dollars in Thousands)

11. Commitments and Contingencies (continued)

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

12. Employee Benefit Plans

The Company has a noncontributory, defined benefit pension plan, Crédit Agricole Corporate and Investment Bank qualified and nonqualified retirement plan (the Plan), which covers full-time employees of the Company, who are between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation, and other factors, is currently being funded through a trust (the "Trust") established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements. Effective December 31, 2008, the Plan was frozen, and the average salary and service requirements were capped. Participants are vested in what they accrued through December 31, 2008. For employees who are over 55 and have 20 years of service, the Company will continue to accrue service for early retirement purposes.

The Plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CA's funding policy is to fund the plan based on the Projected Unit Actuarial Cost Method.

The underfunded status of the Plan of $8,287 at December 31, 2013, is recognized in the accompanying statement of financial condition in other liabilities and accrued expenses as accrued pension liability.

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets for the Plan, and funded status for the plan participants in the qualified and non-qualified retirement plans for the year ended December 31, 2013:

	Qualified Plan	Non-Qualified Plans
Reconciliation of benefit obligation:		
Benefit obligation, January 1, 2013	$ 32,622	$ 2,592
Service cost	–	–
Interest cost	1,326	103
Actuarial gain	(4,712)	(287)
Benefits paid	(394)	(156)
Benefit obligation, December 31, 2013	$ 28,842	$ 2,252
Reconciliation of fair value of plan assets:		
Fair value of plan assets as of January 1, 2013	$ 20,767	$ –
Actual return on assets	2,110	–
Employer contribution	324	156
Benefits paid	(394)	(156)
Fair value of plan assets as of December 31, 2013	22,807	–
Unfunded status as of December 31, 2013	$ 6,035	$ 2,252

The assumptions used in the measurement of the benefit obligations are shown in the following table:

	Qualified Plan	Non-Qualified Plans
Weighted-average assumptions used to determine benefit obligations:		
Discount rate	4.90%	4.90%
Expected return on plan assets	7.00	N/A
Rate of compensation increase	N/A	N/A
Measurement date	12/31/13	12/31/13

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The pension plan assets are held in the Trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan with a goal of meeting the long-term needs of the plan and to preserve capital by balancing risk and return to avoid severe declines that could greatly impact the ability of the plans to meet ongoing benefit payments. Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

Plan assets within the Trust consist principally the following:

	Fair Market Value	Percentage
Mutual funds		
Equity	$ 10,788	47.3%
Debt	10,400	45.6%
Real Estate	1,026	4.5%
Other	593	2.6%
Total pension plan assets	$ 22,807	100 %

The strategic target of the Plan's asset allocations is as follows:

	Target Asset Allocation
Debt securities	50%
Equity securities	40%
Other	10%

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year-end as reported in an active market and, thus, fall under Level 1 of fair value measurement hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes in the actuarial cost methods from the previous valuation.

The expected return on assets is a long-term assumption. Based on estimated long-term returns on equities and fixed income securities, as well as the Company's actual target asset allocation, and given the current environment, the reasonable range for the expected return on assets is 7%.

At December 31, 2013, future plan benefits expected to be paid through 2023 are as follows:

	Qualified Plan	Non-Qualified Plans
2014	$ 648	$ 167
2015	691	99
2016	715	88
2017	728	87
2018	766	80
2019 – 2023	4,679	364
	$ 8,227	$ 885

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The Company also sponsors a defined contribution plan. The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 100% of their salary, subject to the maximum allowable contribution as established by the Internal Revenue Code (the Code). The Company makes annual matching contributions. Matching contributions will not exceed more than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their contributions, and earnings thereon, in the plan. The Company's match portion is subject to a vesting schedule.

13. Liabilities Subordinated to Claims of General Creditors

At December 31, 2013, the Company had the following subordinated loans:

Subordinated loan with Parent, due June 30, 2014	$ 200,000
Subordinated loan with Parent, due June 30, 2014	160,000
	$ 360,000

The Company has two subordinated loans with its Parent. Both loans mature on June 30, 2014, and bear interest at LIBOR plus 90 basis points, which resets every six months. The subordinated loans are approved by FINRA and meet the regulatory requirements to be included when computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

14. Off-Balance Sheet Risk

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign-denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term settlement nature of the product. In addition, the Company utilizes foreign currency forward contracts to economically hedge its revenues. At December 31, 2013, the fair value of foreign currency forward contracts outstanding is $11, which the net exposure is included in other assets.

(Dollars in Thousands)

14. Off-Balance Sheet Risk (continued)

Open derivative contracts, which are linked to assets or liabilities that are sold or otherwise disposed of, are terminated at the time of disposition.

15. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 (the Rule) and the capital rules of FINRA. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker, regulated by the CFTC, the Company is subject to a minimum capital requirement of $1,000. At December 31, 2013, the Company had net capital of $394,879 which was 1.586% of aggregate debit items and $393,379 in excess of its required net capital.

16. Concentrations of Credit Risk

As a securities broker-dealer, the Company engages in various securities underwriting, trading, and brokerage activities, servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors, and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes, which may impair the customer's or counterparty's ability to satisfy its obligation to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described. The Company has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business. At December 31, 2013, the Company's most significant concentration of credit risk was with affiliated companies.

(Dollars in Thousands)

17. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2013, through the date the statement of financial condition was available to be issued.

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